(A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                               (STOCK CODE: 0368)

                        2004 INTERIM RESULTS ANNOUNCEMENT




  FINANCIAL HIGHLIGHTS (UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS)

o Turnover in the first half of 2004 increased to RMB13,729.98 million from RMB9,282.87 million in the same period of 2003.

o Net profit in the first half of 2004 increased to RMB606.35 million from RMB242.84 million in the same period of 2003.

o Earnings per share for the first half of 2004 increased to RMB0.17 per share from RMB0.07 per share in the same period of 2003.

INTERIM RESULTS

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") announces the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2004 (the "Reporting Period"), together with the comparative figures in 2003.

The Group's financial statements were prepared under the People's Republic of China (the "PRC") Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS").

The directors Xu Fengli, Zhang Xingfu, Ni Muhua, Lan Yunsheng, Lu Yanfeng, Wang Peirong and Zhou Henglong did not attend the board meeting. The directors Xu Fengli, Zhang Xingfu, Ni Muhua and Lan Yunsheng appointed the chairman of the Board, Yu Li, and the independent non-executive directors Lu Yanfeng, Wang Peirong and Zhou Henglong appointed the independent non-executive director, Fanny Li, to attend and vote on their behalf in respect of the resolutions considered at the meeting.

The chairman, Yu Li, the chief financial officer, Zhang Liyan, and the head of the finance department, Liao Hongwei, accept full responsibility for the truthfulness and completeness of the financial statements contained in this interim report.

FINANCIAL SUMMARY

PREPARED IN ACCORDANCE WITH PRC GAAP

                                                               FOR THE SIX MONTHS
                                                                 ENDED 30TH JUNE,
                                                              2004             2003         Increase/
                                                               RMB              RMB        (decrease)
                                                         UNAUDITED          audited               (%)

Net profit                                             605,087,927      240,972,838               151
Net profit before non-operating loss                   644,854,087      286,004,192               125
Earnings per share                                            0.17             0.07               143
Return on net assets (%)                                     15.58              7.8              99.7
Net cash flow from operating activities              1,478,751,765    1,912,198,933               (23)

                                                            AS AT            As at
                                                        30TH JUNE,   31st December,         Increase/
                                                              2004             2003        (decrease)
                                                               RMB              RMB               (%)
                                                         UNAUDITED          audited

Current assets                                       2,174,399,104    2,055,890,015                 6
Current liabilities                                  7,529,678,696    7,716,335,313                (2)
Total assets                                        13,202,210,650   13,434,897,838                (2)
Shareholders' equity (excluding minority interests)  3,884,952,305    3,279,864,378                18
Net assets per share                                          1.09             0.92                18
Adjusted net assets per share                                 1.05             0.86                22

NOTE: Non-operating loss under PRC GAAP was RMB39,766,160, of which reversal of assets impairment provision was RMB1,570,546, net loss from disposal of fixed assets was RMB34,157,624, loss on non-seasonal shutdown was RMB6,045,532 and other losses were RMB1,133,550.

PREPARED IN ACCORDANCE WITH IFRS

                                                                FOR THE SIX MONTHS
                                                                 ENDED 30TH JUNE,
                                                              2004               2003
                                                             RMB'000           RMB'000
                                                           UNAUDITED         unaudited

Net profit                                                   606,354           242,843
Earning per share                                            RMB0.17           RMB0.07
Return on net assets (%)                                       19.45             10.40

                                                              AS AT             As at
                                                          30TH JUNE,    31st December,
                                                                2004              2003
                                                             RMB'000           RMB'000
                                                           UNAUDITED         unaudited
Shareholders' equity (excluding minority interests)        3,116,910         2,510,556
Net assets per share                                         RMB0.88           RMB0.70


SIGNIFICANT DIFFERENCES BETWEEN PRC GAAP AND IFRS

During the Reporting Period, net profit and net assets under PRC GAAP were RMB605.09 million and RMB3,884.95 million, respectively, net profit and net assets under IFRS were RMB606.35 million and RMB3,116.91 million, respectively. The significant differences between PRC GAAP and IFRS are set out below:

NET PROFIT

                                                                                   SIX MONTHS
                                                                                ENDED 30TH JUNE,
                                                                             2004              2003
                                                                          RMB'000           RMB'000

Net profit as reported under PRC GAAP                                     605,088           240,973
Adjustments to conform with IFRS:
  - Depreciation expense due to revaluation of
    fixed assets at 28th February, 1995                                      (726)             (726)
  - Depreciation expense on fixed assets due to
    difference in exchange gains capitalised                               (3,655)           (3,655)
  - Amortisation of housing subsidy cost                                   (4,660)           (4,660)
  - Reversal of amortisation of land use rights                            10,307            10,911


Net profit as reported under IFRS                                         606,354           242,843


SHAREHOLDERS' EQUITY (EXCLUDING MINORITY INTERESTS)
                                                                             2004              2003
                                                                       30TH JUNE,    31st December,
                                                                          RMB'000           RMB'000

Shareholders' equity as reported under PRC GAAP                         3,884,952         3,279,864
Adjustments to conform with IFRS:
  - Surplus on revaluation of fixed assets at
    28th February, 1995                                                    29,033            29,033
  - Deferred tax effect on revaluation surplus on
    revaluation of fixed assets at 28th February, 1995                     (9,580)           (9,580)
  - Depreciation expense due to revaluation at
    28th February, 1995                                                   (13,551)          (12,825)
  - Difference in loss on write-off of fixed assets
    due to revaluation at 28th February, 1995                              (6,309)           (6,309)
  - Exchange gains in respect of funds borrowed
    for fixed assets                                                      112,471           112,471
  - Depreciation expense on fixed assets due to
    difference in exchange gains capitalised                              (53,350)          (49,695)
  - Housing subsidy cost                                                   38,861            43,521
  - Deferred tax effect on housing subsidy cost                           (23,587)          (23,587)
  - Adjustment of land use rights at 1st January, 2001                   (875,197)         (885,504)
  - Tax adjustment                                                         33,167            33,167


Shareholders' equity (excluding minority interests)
  as reported under IFRS                                                3,116,910         2,510,556


CHANGES IN SHARE CAPITAL STRUCTURE AND SUBSTANTIAL SHAREHOLDERS

CHANGES IN SHARE CAPITAL STRUCTURE

During the Reporting Period, there was no change in the Company's share capital structure.

TOTAL NUMBER OF SHAREHOLDERS

As at 30th June, 2004, the Company had a total of 61,583 shareholders.

SUBSTANTIAL SHAREHOLDERS

1. As at 30th June, 2004, the ten largest shareholders of the Company were as follows:

                                                                            INCREASE/
                                                                           (DECREASE)
                                                                            OF SHARES
                                                                           DURING THE
                                                            NUMBER OF       REPORTING     PERCENTAGE
      NAME OF SHAREHOLDERS                   CLASS         SHARES HELD         PERIOD     OF HOLDING
                                                              (SHARES)       (SHARES)             (%)

      1.    PetroChina Company Limited       A shares    2,396,300,000              -         67.2914
      2.    HKSCC Nominees Limited           H shares      815,734,699      3,414,000         22.9070
      3.    HSBC Nominees (Hong Kong)        H shares      135,487,300        200,000          3.8047
              Limited
      4.    Industrial and Commercial Bank   A shares        2,928,262      2,928,262          0.0822
              of China-Buo Shi Shares and
              Securities Investment Funds
      5.    Chen Yu                          A shares        1,870,000        180,000          0.0525
      6.    Zhang Li                         A shares        1,510,000         20,000          0.0424
      7.    Qiao Liang                       A shares        1,450,000      1,450,000          0.0407
      8.    Shanghai Hao Duo Network         A shares        1,391,000      1,391,000          0.0391
              Information Technology
              Company Limited
      9.    Zhao Ying                        A shares        1,070,000      1,070,000          0.0300
      10.   Huang Sujie                      A shares        1,060,000      1,060,000          0.0298

      NOTES:

      1. As far as the Company is aware, the ten largest shareholders of the Company are not related or concerted parties.

      2. As at 30th June, 2004, PetroChina Company Limited ("PetroChina") held 2,396,300,000 state-owned legal person shares issued by the Company, representing approximately 67.29 per cent of the Company's total share capital. Shares held by PetroChina in the Company were not pledged, locked up or held in trust during the six months ended 30th June, 2004.

      3. As at 30th June, 2004, there were no shareholders for whom HKSCC Nominees Limited acted as nominees whose shareholding accounted for 5 per cent or more of the total number of shares issued by the Company.

2. As at 30th June, 2004, the ten largest shareholders of listed shares of the Company were as follows:

                                                                            INCREASE/
                                                                           (DECREASE)
                                                                            OF SHARES
                                                                           DURING THE
                                                            NUMBER OF       REPORTING     PERCENTAGE
      NAME OF SHAREHOLDERS                   CLASS         SHARES HELD         PERIOD     OF HOLDING
                                                              (SHARES)       (SHARES)             (%)

      1.    HKSCC Nominees Limited           H shares      815,734,699      3,414,000         22.9070
      2.    HSBC Nominees (Hong Kong)
              Limited                        H shares      135,487,300        200,000          3.8047
      3.    Industrial and Commercial Bank
              of China-Buo Shi Shares and
              Securities Investment Funds    A shares        2,928,262      2,928,262          0.0822
      4.    Chen Yu                          A shares        1,870,000        180,000          0.0525
      5.    Zhang Li                         A shares        1,510,000         20,000          0.0424
      6.    Qiao Liang                       A shares        1,450,000      1,450,000          0.0407
      7.    Shanghai Hao Duo Network
              Information Technology
              Company Limited                A shares        1,391,000      1,391,000          0.0391
      8.    Zhao Ying                        A shares        1,070,000      1,070,000          0.0300
      9.    Huang Sujie                      A shares        1,060,000      1,060,000          0.0298
      10.   Qiao Hong                        A shares          990,000        990,000          0.0278


      NOTE: The Company is unaware of any relationship among the ten largest shareholders of listed shares of the Company or whether they are concerted parties.

MANAGEMENT DISCUSSION AND ANALYSIS

PRODUCTION AND OPERATION WITHIN THE REPORTING PERIOD

I.    OVERALL OPERATION

      The Group is principally engaged in the production and sales of petroleum products, petrochemical, organic chemical and synthetic rubber products.

      During the first half of 2004, guided by the principles set down at the beginning of the year, that is, "strict and micro management", the Company ensured that work safety and implementation of its goals was its principal responsibility. The Company seized the opportunity afforded by a rise in the price of its products, to further enlarge production output and sales and strengthen financial management. Together with the reduction in costs, the Company has been able to succeed in various projects and the Company's profits have continued to rise and the major technical and economic targets have reached their historical high.

      For the first half of 2004, the aggregate sales of the Company and its subsidiaries (together "the Group") amounted to 3.94 million tons, an increase of 32% from the same period in 2003. In accordance with PRC GAAP, actual realised sales revenue and net profit of the Company increased by 41% and 151% as compared to the same period in 2003. In accordance with IFRS, actual sales and net profits of the Company increased by 48% and 150% as compared to the same period in 2003.

II.   OPERATING REVENUES AND PROFITS FROM PRINCIPAL BUSINESS ACTIVITIES

      For the first half of 2004, in accordance with PRC GAAP, actual realized sales revenue from the sale of the Group's petroleum products was RMB6,431.75 million, which accounted for 51% of the revenue from principal business activities and the requisite cost of sales was RMB6,132.24 million, with a gross profit margin of 5%; actual realized sales revenue from the sale of petrochemical and organic chemical products was RMB5,062.35 million, which accounted for 40% of the revenue from principal business activities and the requisite cost of sales was RMB3,925.91 million, with a gross profit margin of 22%. Under IFRS, realized sales actual revenue from the sales of the Group's petroleum products was RMB6,212.55 million which accounted for 45% of the revenues; realized sales actual revenue from the sales of petrochemical and organic chemical products was RMB5,493.96 million which accounted for 40% of the revenues.

      The Company's principal business is conducted in the PRC and does not engage in any other industry other than the petrochemical industry. During the Reporting Period, there was no change in the Company's principal business, nor was the Company engaged in any other business which had material impact on its net profits during such Reporting Period.

      During the Reporting Period, no jointly-invested company had an impact of more than 10% on the net profits of the Company.

III. OPERATING RESULTS AND ANALYSIS OF FINANCIAL CONDITIONS (UNDER IFRS)

      In the first half of 2004, total turnover of the Group was RMB13,729.98 million, representing an increase of 48% as compared to the same period in 2003. This increase was primarily attributable to an increase in market demand, thus resulting in the simultaneous increase in the Group's sales volume and the weighted average price of its products.

            1. ANALYSIS OF EACH OF THE PRINCIPAL PRODUCTS OF THE GROUP

                 (1)   Petroleum Products

                       The revenue realized from the sale of petroleum products increased by 54%, from RMB4,021.32 million realized in the first half of 2003 to RMB6,212.55 million realized in the first half of 2004. The increase in sales revenue also represented an increase in the proportion of total turnover attributable to petroleum products from 43% in the first half of 2003 to 45% in the first half of 2004. The main reason for the revenues increase was an increase in market demand which led to an increase of sales volume and weighted average price of petroleum products by 41% and 9%, respectively, from the same period in 2003.

                 (2) Petrochemical and organic chemical products

                       Revenues of petrochemical and organic chemical products increased by 39%, from RMB3,939.21 million in the first half 2003 to RMB5,493.96 million in the first half 2004, which represented a reduction in the proportion of total turnover attributable to sale of such products from 42% in the first half of 2003 to 40% in the first half of 2004. This decrease was primarily attributable to an increase in market demand which has led to an increase in the revenues attributable to petroleum products and other products and services as a proportion of the Group's total turnover.

                 (3)   Synthetic rubber products

                       Revenue of synthetic rubber products increased by 50%, from RMB533.83 million in the first half of 2003 to RMB800.35 million in the first half of 2004. The increase was principally attributable to an increase in market demand, which has resulted in the sales volume and weighted average price of these products increasing by 10% and 23%, respectively, as compared to the same period in 2003.

            2.   COST AND EXPENDITURE

                 The costs of sales increased by 48% from RMB8,527.36 million in the first half of 2003 to RMB12,615.95 million in the first half of 2004. This increase was primarily attributable to the increase in the sales volume of the Company's products, volume of crude oil processing and the price of other raw materials. In the first half of 2004, the weighted average crude oil price was RMB2,049 per ton, which represented an increase of 8% from the same period in 2003 and the volume of crude oil processing increased by 9% as compared to the first half of 2003.

                 Despite the increase in costs of sales, the Group's gross profit margin increased by 47% in the first half of 2004 from the same period in 2003 due to the substantial increase in the Group's total turnover.

                 Distribution, administrative fees and other operating expenses increased by 40%, from RMB274.67 million in the first half of 2003 to RMB384.77 million in the first half of 2004. This increase was primarily due to the provisions of RMB49.05 million made for trade receivables, construction in progress and intangible assets, loss incurred from the retirement of fixed assets of RMB34.16 million and the increase in employee compensation cost of RMB23.26 million during the Reporting Period.

                 Due to the aforesaid factors, the Group's operating profit increased from RMB480.84 million for the first half of 2003 to RMB729.26 million for the first half of 2004.

                 Interest expenses decreased by 35%, from RMB236.59 million in the first half of 2003 to RMB152.93 million in the first half of 2004. The decrease was primarily attributable to the reduction in the Group's interest bearing borrowings and the replacement of high-interest bearing loans with low-interest bearing loans during the Reporting Period.

                 In the first half of 2004, the Group recorded a net foreign exchange gain of RMB3.10 million, whereas the Group recorded a net foreign exchange loss of RMB8.08 million in the first half of 2003. This change was primarily due to the interest rate fluctuation for the Company's foreign currency borrowings during the Reporting Period.

                 In the first half of 2004, the Group's shares of profit of its jointly controlled entities and associates came to RMB13.56 million, as compared to RMB2.60 million in the first half of 2003. This was primarily attributable to the increase in the profits of the Group's jointly controlled entities and associates.

                 According to the relevant tax rules and regulations, due to the accumulated losses of the Company for and prior to the year ended 31st December, 2002, the Company is not yet required to pay enterprise income tax.

            3.   LIQUIDITY AND CAPITAL RESOURCES

                 The Company depends upon cash flow from operations and loans to satisfy its ongoing liquidity and capital needs.

                 Net cash flows from the Group's operating activities in the first half of 2004 was RMB1,295.92 million, as compared to RMB1,692.63 million in the first half of 2003. The decrease of net cash inflows was primarily due to cash outflows caused by the purchase of a larger quantity of raw materials in the first half of 2004 and increase in accounts receivable and inventory balances as at 30th June, 2004.

                 Net cash used in investing activities in the first half of 2004 was RMB195.20 million, as compared to RMB261.85 million in the first half of 2003. This decrease was due to a decrease in capital expenditure during the Reporting Period.

                 Net cash used in financing activities in the first half of 2004 was RMB1,119.94 million, as compared to RMB1,447.21 million in the first half of 2003. The change was due to an increase in net repayment of borrowings during the Reporting Period.

                 As at 30th June, 2004, the Group's current assets amounted to RMB2,174.40 million and the current liabilities amounted to RMB7,529.68 million, which caused a negative working capital of RMB5,355.28 million. The Group regularly reviews its working capital and liquidity position and ensures the short term obligations of the Group are satisfied through the refinancing of indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of our ultimate beneficial shareholder, has agreed to extend the term of a RMB8 billion loan facility provided to the Group up to 31st December, 2005. The Company believes that it has sufficient capital resources to meet its foreseeable working capital needs. As at 30th June, 2004, the Group's capital liabilities ratio was 36% as compared to 49% as at 31st December, 2003 (the capital liabilities ratio is calculated by dividing the long-term liabilities by the aggregate of shareholders' equity and long-term liabilities)

                 As at 30th June, 2004, the Group's liquidity ratio was 29% and its quick ratio was 9%; inventory ratio was 8.23 times, an increase of 2.45 times as compared to the same period in 2003.

                 As at 30th June, 2004, the Group's aggregate borrowings were RMB5,389.96 million, a decrease of RMB1,119.94 million as compared to the figure as at 31st December, 2003, of which short-term borrowings was RMB3,620.39 million, representing a decrease of RMB481.61 million as compared to the level of short-term borrowings as at 31st December, 2003. As at 30th June, 2004, long-term borrowings was RMB1,769.57 million, representing a decrease of RMB638.33 million as compared to the same type of borrowings as at 31st December, 2003. These changes reflected an increase in the repayment amounts of the Group during the first half of 2004 caused by an increase in profitability which in turn led to a decrease in liabilities ratio.

                 The Group does not have seasonal demands for capital.

            4.   EXCHANGE RISK

                 On 30th June, 2004, the Group's short-term borrowings were denominated in Renminbi and the portion of long-term borrowings denominated in foreign currency translated into RMB1,132.39 million was mainly attributable to a foreign currency denominated loan related to the ethylene facility project. Foreign currencies denominated loans are mainly taken out in United States Dollar, Japanese Yen and Euro Dollar. The Group also experiences foreign exchange risk in making payments related to the import of raw materials and machinery, which needs to be converted into the applicable foreign currency from Renminbi. In addition, dividends for H shares are also payable in foreign currency. Hence, fluctuations in foreign currency exchange rates will have a significant impact on the Group. In the first half of 2004, the Group had a net foreign exchange gain of RMB3.10 million.

            5.   EMPLOYEES

                 As at 30th June, 2004, the number of employees employed by the Company stood at 21,438. The aggregate remuneration paid to them was RMB497.52 million.

            6.   CHARGES OF ASSETS

                 The Group has not created any charges on any of its principal assets as at 30th June, 2004.

            7.   CONTINGENT LIABILITIES

                 The Group did not have any significant contingent liabilities as at 30th June, 2004.

INVESTMENT (CAPITAL NOT OBTAINED FROM FUND-RAISING ACTIVITIES)

During the first half of 2004, the Company completed the renovation of the 150,000 tons/year ethylene production facility which was geared towards energy preservation. The total investment attributable to such project was RMB240.12 million as at 30th June, 2004.

PROSPECTS OF THE SECOND HALF OF 2004

During the second half of 2004, the Company shall follow the overall arrangements and rate of progress set down at the beginning of the year, overcoming all adverse factors and ensuring the further implementation of various projects. To achieve this, the Company is fully committed to strengthen its safe production management methods so as to ensure its production facilities run safely, realiably and at full capacity. The Company shall ensure that all hidden dangers be eliminated and further improve production methods, product mix and capital resources through the observance of market forces. The Company shall optimize the allocation of resources; secure the procurement of raw materials and fuel in large quantities (which include crude oil, Russian crude oil and coal) in order to ensure maximum economies of scale, and further enhance efficiency and development potentials. The Company aims to maximise both the national and overseas resources, to expand the size of its markets and raise the competitiveness of its products. Through strengthening of its financial management and strictly implementing its internal controls for financial management purposes, the Company aims to further reduce the proportion of interest bearing borrowings and efficiently deploy its capital. The Company expects the processing capacity for crude oil to reach over 3 million tons in the second half of 2004. Subject to crude oil prices not increasing at a significant level and the petrochemical market remaining relatively stable, the Company shall endeavour to increase its profits to 200% to 250% for the nine months ending 30th September, 2004 as compared to the same period in 2003.

REVIEW OF SIGNIFICANT EVENTS

1.    PROPOSED INTERIM DISTRIBUTION AND TRANSFER FROM COMMON RESERVE TO SHARE
      CAPITAL

      The directors resolved not to declare any interim dividend and did not make any transfer from the common reserves to the Company's share capital during the first six months ended 30th June, 2004.

2. The Company was not involved in any material litigation or arbitration during the Reporting Period.

3. During the Reporting Period, there were no mergers, acquisitions or restructuring involving the Company or any member of the Group.

4.    SIGNIFICANT CONNECTED TRANSACTION

      The prices paid by the Company for utilities and supporting services supplied by Jilin Chemical Group Corporation ("JCGC") were based on the State prices, market prices or actual cost as provided for in the service agreement entered into between the Company and JCGC. The other connected transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. The connected transactions between the Company and PetroChina were based on the terms approved by shareholders at the extraordinary shareholders' meeting held on 30th December, 2001. The connected transactions of the Group were settled by debit of bank accounts. Such connected transactions were within the normal course of the Group's production and operations which also increased the Group's profit.

5.    PURCHASE, SALE AND REDEMPTION OF SHARES

      During the Reporting Period, there was no purchase, sale, redemption or cancellation by the Company or any of its subsidiaries of the Company's listed shares.

6.    CODE OF BEST PRACTICE

      To the knowledge of the directors, the Company had complied with the requirements of the code of best practice which incorporates items set out in Appendix 14 to the Listing Rules during the Reporting Period.

7.    TRUST DEPOSITS AND TRUST LOANS

      As at 30th June, 2004, the Company did not have any trust deposits and trust loans with any financial institutions and did not encounter any difficulty in making withdrawals.

8.    HOUSING REFORMS

      Since 1998, the Company has incurred a loss of RMB84.09 million due to the discount offered to its employees to purchase staff accommodation.

      In accordance with IFRS, the above loss was capitalized. The staff cost associated with the Company's employee housing reform programs was amortized on a straight-line basis over the remaining expected average employment period of the relevant employees.

      From 1st January, 1998 to 30th June, 2004, the total amount amortized was RMB45.23 million. The amount amortized in the first six months of 2004 was RMB4.66 million. As at 30th June, 2004, the above remaining deferred staff cost was approximately RMB38.86 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the first half of 2004, the net assets of the Company as at 30th June, 2004 would be reduced by approximately RMB38.86 million. Other than the employees' housing reform programs mentioned above, the Company has not implemented any employees' housing plan.

9.    There were no other significant events during the Reporting Period.

FINANCIAL STATEMENTS (UNAUDITED)

The Board hereby announces the unaudited interim results of the Group for the six months ended 30th June, 2004 prepared under the PRC GAAP and the IFRS. The Company's Audit Committee and management have reviewed the accounting principles, accounting standards and measures adopted by the Group, and have reviewed internal supervision and financial reports, including the unaudited financial statement prepared under the PRC GAAP and IFRS and the additional information in respect thereof for the six months ended 30th June, 2004.

UNAUDITED CONSOLIDATED INTERIM CONDENSED PROFIT AND LOSS ACCOUNT
(PREPARED UNDER IFRS)

FOR THE SIX MONTHS ENDED 30TH JUNE, 2004
(RMB THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                         SIX MONTHS ENDED 30TH JUNE,
                                                                             2004              2003
                                                         NOTES                RMB               RMB

TURNOVER                                                   2           13,729,975         9,282,866

Cost of sales                                                         (12,615,949)       (8,527,355)


GROSS PROFIT                                                            1,114,026           755,511

Distribution costs                                                        (16,076)          (14,910)
Administrative expenses                                                  (306,330)         (253,128)
Other operating expenses, net                                             (62,364)           (6,629)


OPERATING PROFIT                                           3              729,256           480,844

Interest expense                                           4             (152,934)         (236,587)
Interest income                                                               585             2,606
Exchange loss                                                              (3,829)           (8,632)
Exchange gain                                                               6,926               548
Share of profit of a jointly controlled entity                             12,559             2,825
Share of profit/(loss) of an associated company                             1,005              (223)


PROFIT BEFORE TAXATION                                                    593,568           241,381
Taxation                                                                        -                 -


PROFIT BEFORE MINORITY INTERESTS                                          593,568           241,381
Minority interests                                                         12,786             1,462


PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                       606,354           242,843


BASIC AND DILUTED EARNINGS PER SHARE                       5              RMB0.17           RMB0.07


DIVIDEND                                                   6                    -                 -

NOTE TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.    ACCOUNTING POLICIES

      The unaudited consolidated interim condensed financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended 31st December, 2003.

      Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

      Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual tax rate used for the six-month period from 1st January, 2004 to 30th June, 2004 is 33% (the estimated weighted average tax rate used for the six-month period from 1st January, 2003 to 30th June, 2003 was 33%).

      The Group did not recognise deferred income tax assets in respect of tax losses at this point of time because management did not think it is probable that taxable profits will be available against which the deferred tax asset can be utilised.

      These unaudited consolidated interim condensed financial statements should be read in conjunction with the 2003 annual financial statements where the accounting policies are described in more detail.

      The results of operations for the six months ended 30th June, 2004 are not necessarily indicative of the results to be expected for the full year ending 31st December, 2004.

2.    SEGMENT INFORMATION

      SIX MONTHS ENDED 30TH JUNE, 2004

                                                        CHEMICAL
                                       PETROCHEMICAL FERTILISERS
                                        AND ORGANIC          AND    SYNTHETIC       OTHER
                              PETROLEUM    CHEMICAL    INORGANIC       RUBBER     PRODUCTS
                               PRODUCTS    PRODUCTS     PRODUCTS     PRODUCTS  AND SERVICES      TOTAL
                                    RMB         RMB         RMB          RMB         RMB          RMB

      Revenues                6,212,553   5,493,959     616,306      800,349     606,808   13,729,975


      Segment results           (93,733)    818,966     (91,967)     172,965     (76,975)     729,256
      Finance costs, net                                                                     (149,252)
      Share of profit of a
        jointly controlled entity    -       12,559          -            -           -        12,559
      Share of profit of an
        associated company           -           -           -            -        1,005        1,005


      Profit before taxation                                                                  593,568



      SIX MONTHS ENDED 30TH JUNE, 2003

                                                        Chemical
                                       Petrochemical  fertilisers
                                        and organic          and     Synthetic        Other
                              Petroleum    chemical    inorganic       rubber     products
                               products    products     products     products  and services        Total
                                    RMB         RMB         RMB          RMB         RMB          RMB

      Revenues                4,021,317   3,939,206      67,166      533,830     721,347    9,282,866


      Segment results            26,321     369,918     (37,652)     137,885     (15,628)     480,844
      Finance costs, net                                                                     (242,065)
      Share of profit of
        jointly controlled entities  -        2,825          -            -           -         2,825
      Share of loss of an
        associated company           -           -           -            -         (223)        (223)


      Profit before taxation                                                                  241,381


      All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. Accordingly, no geographic segment information is presented.

3.    OPERATING PROFIT

      The following items have been charged/(credited) to operating profit during the period:

                                                                                   SIX MONTHS
                                                                                ENDED 30TH JUNE,
                                                                             2004              2003
                                                                              RMB               RMB

      Depreciation of property, plant and equipment                       501,375           449,636
      Loss on disposal of property, plant and equipment                    34,158             1,200
      Provision for impairment of property, plant and equipment            19,814                -
      Provision for impairment of intangible assets                         6,698                -
      Provision for impairment of receivables
        (included in "administrative expenses")                            22,533            31,859
      Provision/(reversal) of diminution in value of inventories           79,169              (393)
      Amortisation of intangible assets                                    61,562            39,048
      Research and development expenditure                                    192             1,200
      Employee compensation costs                                         497,520           310,800
      Operating lease rentals on land and buildings                         4,320             5,251
      Repair and maintenance                                              304,285           131,981

4.    INTEREST EXPENSE

                                                                                   SIX MONTHS
                                                                                ENDED 30TH JUNE,
                                                                             2004              2003
                                                                              RMB               RMB

      Interest expense                                                    152,934           260,022
      LESS: Amount capitalised                                                 -            (23,435)


                                                                          152,934           236,587


5.    BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share for the six months ended 30th June, 2004 have been computed by dividing the profit attributable to shareholders of RMB606,354 (2003: profit attributable to shareholders of RMB242,843) by the number of 3,561,078,000 shares issued and outstanding for the period.

6.    DIVIDEND

      The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2004 (2003: nil).

UNAUDITED PROFIT AND LOSS ACCOUNTS (PREPARED UNDER PRC GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2004
(ALL AMOUNTS ARE STATED IN RMB YUAN)

                                             2004 (1-6)     2003 (1-6)      2004 (1-6)     2003 (1-6)

ITEMS                                             GROUP          Group         COMPANY        Company
                                            (UNAUDITED)      (Audited)       (UNAUDITED)      (Audited)

1. SALES REVENUE                         12,556,716,553   8,885,128,786    12,545,541,890    8,835,299,367
   LESS: Cost of sales                  (10,955,477,471) (7,802,301,759)  (10,921,200,679)  (7,770,491,789)
      Sales tax and other levies           (366,365,066)   (326,511,639)     (366,365,066)    (326,511,639)


2. GROSS PROFIT ON SALES                  1,234,874,016     756,315,388     1,257,976,145      738,295,939
   ADD: Other operating (loss)/profit       (39,597,041)      3,182,806       (44,951,883)      11,927,329
   LESS:Selling expenses                    (16,076,225)    (14,910,036)      (16,069,181)     (14,847,499)
      General and administrative expenses  (370,477,812)   (244,546,602)     (359,157,198)    (233,908,546)
      Financial expenses, net              (149,332,739)   (244,032,163)     (146,361,685)    (240,776,916)


3. OPERATING PROFIT                         659,390,199     256,009,393       691,436,198      260,690,307
   ADD:Investment income/(loss)              13,563,392       2,601,629        (7,847,024)      (1,235,033)
      Subsidy income                                  -         502,000               -            502,000
      Non-operating income                    1,693,881         284,874         1,665,763          224,556
   LESS: Non-operating expenses             (82,345,126)    (19,887,076)      (80,167,010)     (19,588,147)


4. TOTAL PROFIT                             592,302,346     239,510,820       605,087,927      240,593,683
   LESS: Income tax                              -                 -                 -              -
      Minority interests                     12,785,581       1,462,018              -              -


5. NET PROFIT                               605,087,927     240,972,838       605,087,927      240,593,683


UNAUDITED PROFIT APPROPRIATION STATEMENTS (PREPARED UNDER PRC GAAP) FOR THE SIX MONTHS ENDED 30TH JUNE, 2004
(ALL AMOUNTS ARE STATED IN RMB YUAN)

                                             2004 (1-6)     2003 (1-6)       2004 (1-6)      2003 (1-6)
ITEMS                                             GROUP          Group         COMPANY        Company
                                            (UNAUDITED)      (Audited)       (UNAUDITED)      (Audited)

1. NET PROFIT                               605,087,927     240,972,838       605,087,927      240,593,683
   ADD:Accumulated losses at the
   beginning of the period               (3,276,275,225) (3,700,270,377)   (3,268,562,756)  (3,692,178,753)
      Transfer from other sources                     -              -               -              -


2. ACCUMULATED LOSSES                    (2,671,187,298) (3,459,297,539)   (2,663,474,829)  (3,451,585,070)
   LESS: Transfer to statutory
   common reserve fund                                -              -               -              -
      Transfer to statutory common welfare fund       -              -               -              -
      Transfer to staff and workers' bonus and
        welfare fund                                  -              -               -              -


3. ACCUMULATED LOSSES                    (2,671,187,298) (3,459,297,539)   (2,663,474,829)  (3,451,585,070)
   LESS: Dividend for preference stocks               -              -               -              -
      Transfer to discretionary common reserve fund   -              -               -              -
      Dividend for common stocks                      -              -               -              -
      Dividend for common stocks transferred
        to capital                                    -              -               -              -


4. ACCUMULATED LOSSES
    AT THE END OF THE PERIOD             (2,671,187,298) (3,459,297,539)   (2,663,474,829)  (3,451,585,070)


BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the "Accounting System for Business Enterprises" as promulgated by the People's Republic of China.

PUBLICATION OF FINANCIAL INFORMATION
The Company's 2004 interim report, which set out all the information required by paragraphs 46(1) to 46(9) inclusive in Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange, will be available for publication on the website of the Stock Exchange (http://www.hkex.com.hk) within 21 days from the date of this announcement.

                                                         By Order of the Board
                                                                 YU LI
                                                                CHAIRMAN

Jilin, PRC, 28th July, 2004

As of the date of this announcement, the composition of the Board is as follows:

EXECUTIVE DIRECTORS:          Yu Li, Shi Jianxun, Zhang Xingfu

NON-EXECUTIVE DIRECTORS:      Xu Fengli, Ni Muhua, Jiang Jixiang, Lan Yunsheng

INDEPENDENT NON-EXECUTIVE
  DIRECTORS:                  Lu Yanfeng, Wang Peirong, Zhou Henglong, Fanny Li